

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 5400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Fitzgerald 312-692-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benjamin & Birkenstein, P.C.
(Name – *if individual, state last, first, middle name*)

200 W. Monroe Street, #1430 (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 05 2007 WASH. DC 213

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Imran F. Mukati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
Sophie J. Palak
Notary Public, State of Illinois
My Commission Expires Aug. 10, 2009

Imran F. Mukati
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benjamin & Birkenstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 W. Monroe Street • Suite 1430 • Chicago, Illinois 60606-5075

CPA
The CPA, Never Underestimate The Value.®

Telephone 312-692-8300
Facsimile 312-692-8333
E-mail cpa@bbpc.com

February 23, 2007

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Andes Capital Group, LLC
233 South Wacker Drive, Suite 5400
Chicago, Illinois 60606

We have audited the accompanying statement of financial condition of **Andes Capital Group, LLC** (a Limited Liability Corporation) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Andes Capital Group, LLC** at December 31, 2006, and the results of their operations and theirs cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under Securities Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Benjamin & Birkenstein, P.C.
Certified Public Accountants

ANDES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS

Cash and Cash Equivalents	$ 153,824
Receivable from Clearing Organizations	69,077
Clearing Account Deposit	25,000
Furniture, Fixtures and Equipment, at Cost, Less Accumulated Depreciation of $12,714	19,472
Other Assets	9,430
Total Assets	$ 276,803

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$ 0
Accrued Expense	1,223
Other Liabilities	0
Total Liabilities	1,223

MEMBERS' EQUITY

Members' Equity	275,580
	$ 276,803

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 197,713
Interest Income	3,905
Total Revenues	201,618
EXPENSES	
Officers' Salaries	203,702
Rent	105,423
Professional Fees	37,346
Travel	21,381
Telephone	18,911
Payroll Taxes	14,790
Depreciation and Amortization	14,144
Office Expense	12,931
Commission	6,281
Interest Expense	5,753
Regulatory Fees and Expenses	3,469
Other Expenses	31,377
Total Expenses	475,508
NET INCOME (LOSS)	(273,890)
MEMBERS' EQUITY, at Beginning of Year	151,412
Capital Contribution by Members	398,058
Capital Distribution to Members	0
MEMBERS' EQUITY, at End of Year	$ 275,580

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (273,890)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	14,144
(Increase) Decrease in Operating Assets -	
Net Receivable from Clearing Organizations	(69,077)
Deposit with Clearing Organizations	(25,000)
Increase (Decrease) Operating Liabilities -	
Accrued Expenses	786
Net Cash Used by Operating Activities	(353,037)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Fixtures and Equipment	(1,393)
Net Cash Used by Investing Activities	(1,393)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Short-term Bank Loan	25,000
Payment of Short-term Bank Loan	(25,000)
Proceeds from Partner Loans	790
Contributions from Members	398,058
Net Cash Provided by Financing Activities	398,848
NET INCREASE IN CASH AND CASH EQUIVALENTS	44,418
CASH AND CASH EQUIVALENTS – Beginning of Period	109,406
CASH AND CASH EQUIVALENTS – Ending of Period	$ 153,824

SUPPLEMENTARY INFORMATION:

Interest Paid	$ 5,753

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Andes Capital Group, LLC (the "Company") was formed as an Illinois limited liability company in August 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

2. SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company, a Limited Liability Company, will file its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, The Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. Accordingly, no provision is made for income taxes in the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of lease.

Management Estimates

The Preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosures of contingent assets an liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2006, amounted to $69,077.

The Partnership clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. EXEMPTIVE PROVISIONS

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. All customer transactions are cleared through another broker-dealer, Mesirow Financial, Inc., on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $246,678, which was $146,678 in excess of its required net capital of $100,000.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. As a registered broker-dealer, securities owned and securities sold, but not yet purchased are recorded at fair value using market quotations from various sources, including major securities exchanges and dealers. The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of cash and receivables from clearing organizations) approximates the carrying value due to the short-term nature of the financial instruments.

7. GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence of nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has not recorded any contingent liability in the financial statements for these guarantees and believes that any potential requirement to make payments under these agreements is remote.

SUPPLEMENTARY INFORMATION

Benjamin & Birkenstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 W. Monroe Street • Suite 1430 • Chicago, Illinois 60606-5075

CPA
The CPA, Never Underestimate The Value.®

Telephone 312-692-8300
Facsimile 312-692-8333
E-mail cpa@bbpc.com

February 23, 2007

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AN EXCHANGE COMMISSION

To the Board of Directors
Andes Capital Group, LLC
233 South Wacker Drive, Suite 5400
Chicago, Illinois 60606

We have audited the accompanying financial statements of **Andes Capital Group, LLC** as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Benjamin & Birkenstein, P.C.

Benjamin & Birkenstein, P.C.
Certified Public Accountants

ANDES CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Members' Equity from Statement of Financial Condition	$ 275,580
Deduction and/or Charges	
Furniture, Fixtures and Equipment, Net	(19,472)
Other Assets	(9,430)
Total Deductions and/or Charges	(28,902)
Net Capital	$ 246,678

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities form Statement of Financial Condition	$ 1,223
Add:	
Drafts for Immediate Credit	0
Other Unrecorded Amounts	0
Total Aggregate Indebtedness	$ 1,223

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	82
Minimum Dollar Net Capital Requirement of reporting Broker-Dealer in accordance with Note 5	100,000
Net Capital Requirement (Greater of Aggregate or Minimum)	$ 100,000
Excess Net Capital	$ 146,678
Excess Net Capital at 1000% (less 10% of Aggregate Indebtedness)	$ 246,556

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$ 246,514
Other Audit adjustments (net)	164
Net Capital per Above	246,678

Benjamin & Birkenstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 W. Monroe Street • Suite 1430 • Chicago, Illinois 60606-5075

CPA
The CPA. Never Underestimate The Value.®
Telephone 312-692-8300
Facsimile 312-692-8333
E-mail cpa@bbpc.com

February 23, 2007

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Andes Capital Group, LLC
233 South Wacker Drive, Suite 5400
Chicago, Illinois 60606

In planning and performing our audit of the financial statements and supplemental schedules of **Andes Capital Group, LLC** (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Benjamin & Birkenstein, P.C.
Certified Public Accountants

END